EXHIBIT 23.2

CONSENT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors
Bigmar, Inc.

We consent to the use of our report incorporated herein by reference. Our report dated March 12, 2001, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and anticipates it will require additional financing in order to fund its operations during 2001, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
Columbus, Ohio
August 3, 2001